                                                 ---------------------------
                                                        OMB APPROVAL
                                                 ---------------------------
                                                 OMB Number:       3235-0145
                                                 Expires:    August 31, 1999
                                                 Estimated average burden
                                                 Hours per response... 14.90
                                                 ---------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. __________)*

                           PRICELINE.COM INCORPORATED
                           --------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.008 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    741503106
                                -----------------
                                 (CUSIP Number)


                                December 31, 1999
                         -------------------------------
             (Date of Event Which Requires Filing of this Statement)


    Check the appropriate box to designate the rule pursuant to which this
    Schedule is filed:

           [_] Rule 13d-1(b)

           [_] Rule 13d-1(c)

           [X] Rule 13d-1(d)


    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3/98)

---------------------                              ----------------------------
CUSIP NO. 741503106               13G                     PAGE 2 OF 8
---------------------                              ----------------------------



-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Paul G. Allen
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [ ]

-------------------------------------------------------------------------------
  3     SEC USE ONLY


-------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
-------------------------------------------------------------------------------
                        5    SOLE VOTING POWER

      NUMBER OF
       SHARES                               -0-
    BENEFICIALLY        -------------------------------------------------------
      OWNED BY          6    SHARED VOTING POWER
        EACH
      REPORTING                    9,098,966 shares (1)
       PERSON           -------------------------------------------------------
        WITH            7    SOLE DISPOSITIVE POWER

                                            -0-
                        -------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                                     9,098,966 shares (1)
-------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                9,098,966 shares (1)
-------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                6.2 %
-------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                              ----------------------------
CUSIP NO. 741503106               13G                     PAGE 3 OF 8
---------------------                              ----------------------------

-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vulcan Ventures Incorporated                 IRS ID NO. 91-1374788
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]

-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Washington
-------------------------------------------------------------------------------
                        5    SOLE VOTING POWER

      NUMBER OF
       SHARES                               -0-
    BENEFICIALLY        -------------------------------------------------------
      OWNED BY          6    SHARED VOTING POWER
        EACH
      REPORTING                 9,098,966 shares (1)
       PERSON           -------------------------------------------------------
        WITH           7    SOLE DISPOSITIVE POWER

                                         -0-
                        -------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                                     9,098,966 shares (1)
-------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       9,098,966 shares (1)
-------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                6.2 %
-------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        CO
-------------------------------------------------------------------------------

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1 (a).    NAME OF ISSUER: Priceline.com Incorporated

ITEM 1 (b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      Five High Ridge Park
                      Stamford, Connecticut  06905


ITEM 2 (a).    NAME OF PERSON FILING: Paul G. Allen and Vulcan Ventures
                                      Incorporated

ITEM 2 (b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                      110 - 110th Avenue N.E.
                      Bellevue, Washington  98004


ITEM 2 (c).   CITIZENSHIP: Paul G. Allen is a citizen of the United States of
                           America. Vulcan Ventures Incorporated is a corporation organized under the laws of the State of Washington.

ITEM 2 (d).    TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.008 per share.

ITEM 2 (e).    CUSIP NUMBER: 741503106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

       (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

       (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

       (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

       (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

       (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

       (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

       (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

       (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

       (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.

ITEM 4.        OWNERSHIP

        (a)    Amount Beneficially Owned:          9,098,966 shares(1)

        (b)    Percent of Class:            6.2% (1)(2)

        (c)    Number of Shares as to which Such Person has:

               (i)    sole power to vote or to direct the vote                       -0-
               (ii)   shared power to vote or to direct the vote                 9,098,966 shares (1)
               (iii)  sole power to dispose or to direct the disposition of          -0-
               (iv)   shared power to dispose or to direct the disposition of   9,098,966 shares (1)

        ----------------

        (1) All shares beneficially owned by Paul G. Allen are held indirectly through Vulcan Ventures Incorporated, a company owned 100% by Mr. Allen.

        (2) Based upon 146,427,410 shares of Common Stock issued and outstanding as of September, 30 1999, as reported in the issuer's Quarterly Report on Form 10-Q for the period ended September, 30 1999.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable.



ITEM 10.       CERTIFICATION.

               Not applicable.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      VULCAN VENTURES INCORPORATED



        February 11, 2000           By:    /s/ WILLIAM D.SAVOY
                                        -------------------------------------
                                        William D. Savoy, Vice President


        February 11, 2000                                        *
                                            ---------------------------------
                                            Paul G. Allen


                                     *By:   /s/ William D. Savoy
                                        -------------------------------------
                                        William D. Savoy as Attorney-in Fact for
                                        Paul G. Allen pursuant to a Power of
                                        Attorney filed on August 30, 1999, with
                                        the Schedule 13G of Vulcan Ventures
                                        Incorporated and Paul G. Allen for
                                        Pathogenesis, Inc. and incorporated
                                        herein by reference.

                                  EXHIBIT INDEX

        EXHIBIT       DESCRIPTION
        -------       -----------
          99.1        Joint Filing Agreement

          99.2        Power of Attorney filed on August 30, 1999, with the
                      Schedule 13G of Vulcan Ventures Incorporated and Paul G.
                      Allen for Pathogenesis, Inc. (Incorporated herein by reference.)